SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 4)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

                                  Norma J. Oman
                             Chief Executive Officer
                         Meridian Insurance Group, Inc.
                           2955 North Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
                                 --------------
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 with copies to:

                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100

     This  Amendment  No.  4  (the  "Amendment")   amends  and  supplements  the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on September 11, 2000, by Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI").

     The original filing on Schedule 14D-9 related to a tender offer announced on or about August 30, 2000 and filed with the Commission on August 30, 2000 under cover of a statement on Schedule TO (the "Offer") by Meridian Insurance Group Acquisition Corporation ("Bidder"), an Illinois corporation and wholly-owned subsidiary of American Union Insurance Company ("Parent" or "AUIC"). Parent is an Illinois stock insurance company that is 50% owned by Gregory M. Shepard ("Shepard"). Shepard is also Chairman of the Board and President of AUIC. The original Offer was for the purchase of all of the outstanding shares of Common Stock of MIGI at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000, and the related Letter of Transmittal. Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9.

     On September 15, 2000, the Company filed Amendment No. 1 to Schedule 14D-9 responding to certain comments made by the Staff of the Commission.

     On September 18, 2000, the Bidder, American Union Financial Corporation, Gregory M. Shepard and Tracy M. Shepard (collectively the "Bidders"), filed Amendment No. 2 to the Schedule TO relating to the Offer. According to Amendment No. 2, the Offer has been amended in certain material respects by a Supplement thereto dated September 18, 2000 (such Supplement, together with the Offer, the "Amended Offer"), including but not limited to: (i) the number of shares sought to be purchased under the Offer has been reduced to 2,985,769 Shares; (ii) the price per share to be paid under the Offer has been increased to $25 per Share, net to the Seller in cash, without interest thereon; (iii) the financing contingency to the obligations of the Bidders has been removed; (iv) the expiration date of the Offer has been extended; and (v) the Bidders disclosed in the Supplement that they no longer intend to cause the Company to effect a second-step merger or similar transaction in order to acquire 100% of the Company's shares following the conclusion of the Offer, contrary to the statement in the Offer that they intended to cause such a second-step merger to occur.

     On September 22, 2000, the Company filed Amendment No. 2 to Schedule 14D-9, in which the Board recommended that the Company's shareholders reject the Amended Offer for the reasons set forth in the Amendment No. 2.

     On October 6, 2000, the Bidders filed Amendment No. 3 to the Schedule TO, disclosing that the Indiana Securities Commissioner issued an order stating that the Offer could not continue until the Bidders clarified and supplemented certain accounting and financial information.

     On October 6, 2000, the Company filed Amendment No. 3 to Schedule 14D-9, announcing that the Board had directed management to explore strategic alternatives to enhance shareholder value, including repurchasing outstanding Company shares, engaging in a corporate reorganization or restructuring, taking the Company private, demutualizing the Company's mutual insurance company affiliates, engaging in an affiliation or business combination, or continuing the Company's long-term independence strategy. In its press release, the Board also announced that it expected to enter into negotiations with third parties regarding one or more of the alternatives described above.

     On October 19, 2000, the Bidders filed Amendment No. 4 to the Schedule TO, announcing the extension of the Offer until November 17, 2000.


ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Item 7 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

     "On October 5, 2000, the Company issued a press release, previously filed as Exhibit G hereto and the text of which is incorporated herein by reference.

     On October 25, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "MIGI Merger") of the Company with a newly-formed, wholly-owned subsidiary of State Automobile Mutual Insurance Company ("State Auto"). At the same time, the Company's largest shareholder Meridian Mutual Insurance Company ("Meridian Mutual") entered into an Agreement to Merge with and into State Auto (the "Mutual Merger" and together with the MIGI Merger, the "Mergers"). As a result of the Mergers, (a) the operations of Meridian Mutual and State Auto will be combined with State Auto as the surviving corporation of the Mutual Merger, (b) the Company will become a wholly-owned subsidiary of State Auto, and (c) the public shareholders of the Company will receive $30.00 per share in cash. Each Merger is conditioned upon consummation of the other Merger, receipt of insurance regulatory approvals and receipt of antitrust clearance. In addition, the MIGI Merger must be approved by the shareholders of the Company and the Mutual Merger must be approved by the policyholders of Meridian Mutual and State Auto and reapproved by the board of directors of each party. Meridian Mutual and State Auto have each agreed to vote all Company shares owned by them in favor of the MIGI Merger. Together, the mutual companies own approximately 53% of the Company's outstanding shares. The Merger Agreement also provides for the payment of a break-up fee or liquidated damages to State Auto or liquidated damages to the Company if the Merger Agreement is terminated under certain circumstances.

     The Company issued the press release attached as Exhibit H and incorporated herein by reference with respect to the Mergers, on October 25, 2000.

     Except as described in the above referenced press releases and except for the board resolutions embodying the Board's recommendations described in Item 4:

     (a) no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; (2) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company;
          (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company, or in the indebtedness or capitalization of the Company; and

     (b) there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in clause
          (a) of this Item 7."

ITEM 9.  EXHIBITS

  Exhibit A    Letter to Shareholders, dated September 11, 2000.*

  Exhibit B    Press release issued by the Company, dated September 11, 2000.*

  Exhibit C    Excerpted  Sections  of MIGI's  Proxy  Statement,  dated April 3,
               2000, relating to MIGI's Annual Meeting of Shareholders.*

  Exhibit D    Opinion of A.G. Edwards & Sons, Inc., dated September 8, 2000.*

  Exhibit E    Letter to Shareholders, dated September 22, 2000.*

  Exhibit F    Press release issued by the Company, dated September 22, 2000.*

  Exhibit G    Press release issued by the Company, dated October 5, 2000.*

  Exhibit H    Press release issued by the Company, dated October 25, 2000.

----------------
* Previously filed.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     October 26, 2000                     /s/ Norma J. Oman
                                          --------------------------------------
                                          Norma J. Oman
                                          President and Chief Executive Officer

FOR IMMEDIATE RELEASE


CONTACT:

State Auto Financial Corp.
James E. Duemey
614-464-5373

Meridian Insurance Group, Inc.
Steven R. Hazelbaker
317-931-7269


                           MERGER AGREEMENT REACHED BY
                      STATE AUTO MUTUAL AND MERIDIAN MUTUAL

Columbus, Ohio and Indianapolis, Indiana (October 25, 2000) -- State Auto Financial Corporation of Columbus, Ohio, (NASDAQ:STFC) and Meridian Insurance Group, Inc. (NASDAQ:MIGI) of Indianapolis, Indiana, jointly announced today that their principal stockholders, State Automobile Mutual Insurance Company (State
Auto) and Meridian Mutual Insurance Company (Meridian Mutual), have agreed to merge the two mutual companies. In addition, outstanding publicly owned shares of MIGI are to be purchased by State Automobile Mutual for $30 per share upon the closing of the transaction.

Direct sales for the State Auto Companies totaled $746 million in 1999. Meridian's total 1999 sales were $302 million. The combined companies will be the 48th largest property/casualty insurance group in the United States. The merger is conditioned upon approval by regulators, MIGI shareholders, and policyholders of both mutual companies.

"Meridian's 18 state operating territory meshes with State Auto's," said State Auto Chairman Robert L. Bailey. "In virtually every respect the fit is perfect, in terms of marketing system, products, people and philosophy. We intend to utilize fully the skills and experience of the entire Meridian staff."

"We are convinced that a combination with State Auto is beneficial for all of our constituencies," said Norma J. Oman, Meridian's President and CEO. "In addition to excellent value for shareholders, no Meridian employee will be displaced as a result of this transaction. The current Meridian corporate office in Indianapolis will become the largest State Auto regional office, handling a growing volume of business. Community financial support and employee volunteerism will continue at an equivalent level. Agents and policyholders will continue receiving broad products, competitive pricing and excellent service with a financially stronger combined organization. We write the same types of business, have comparable agency forces and have similar corporate cultures. We're looking forward to what we believe will be a winning combination."

MIGI is a holding company principally engaged in the property and casualty insurance business through its wholly owned subsidiaries, Meridian Security
Insurance Company, Meridian Citizens Security Insurance Company and Insurance Company of Ohio. Business is written primarily through nearly 1,400 independent insurance agencies.

STFC is a regional property and casualty insurance company engaged primarily in writing personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation and fire insurance. The company currently markets its products through more than 13,100 agents associated with approximately 2,200 agencies in 26 states. Products are marketed primarily in the Midwest and Eastern United States, excluding New York, New Jersey and the New England states.

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in State Auto Financial's and Meridian Insurance Group, Inc.'s Form 10-K and Form 10-Q reports and exhibits to those reports, and include (but are not limited to) legislative changes at both the state and federal level, state and federal regulatory rule making promulgation's, class action litigation involving the insurance industry and judicial decisions affecting claims, policy coverages and the general costs of doing business, the impact of competition on products and pricing, inflation in the costs of the products and services insurance pays for, product development, geographic spread of risk, weather and weather-related events, and other types of catastrophic events. State Auto Financial and Meridian Insurance Group, Inc. undertake no obligation to update or revise any forward-looking statements.

This release is neither an offer to sell nor a solicitation of an offer to buy the securities of either company, nor a solicitation of a proxy. Any such offer or solicitation will only be made in compliance with applicable securities law.